September 1, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention:  Mr. Duc Dang

Re:          Whitestone REIT
Whitestone REIT Operating Partnership, L.P.
Registration Statement on Form S-4, File No. 333-175610 (the “Registration Statement”)

Dear Mr. Dang:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Whitestone REIT and Whitestone REIT Operating Partnership, L.P. (each, a “Registrant” and collectively, the “Registrants”) hereby request acceleration of the effective date of the Registration Statement to 5:00 p.m. Eastern Time on Thursday, September 1, 2011, or as soon thereafter as is practicable.

In addition, at the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), each of the Registrants acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this request, please contact me at (713) 435-2227 or, our counsel, Amanda R. Poe at Bass, Berry & Sims PLC at (901) 543-5930.

Sincerely,

WHITESTONE REIT

By:     /s/ David K. Holeman
Name:         David K. Holeman
Title:           Chief Financial Officer

WHITESTONE REIT OPERATING PARTNERSHIP, L.P.

By:        Whitestone REIT, its General Partner

By:    /s/ David K. Holeman
Name:         David K. Holeman
Title:           Chief Financial Officer